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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
~~8 - 40771~~ 8-34988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Compass Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED FEB 28 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 297-5615
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

420 North Twentieth Street	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VH 3-18-02


ANDERSEN

Compass Brokerage, Inc.

Statements of Financial Condition
as of December 31, 2001 and 2000
Together With Report of Independent Public Accountants

OATH OR AFFIRMATION

I, Clark B. Tucker, swear (or) affirm that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Compass Brokerage, Inc., as of December 31, 2001, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Operating Officer

Title



Notary Public 6-10-04 com. exp.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- (a) Facing page
- ✓ (b) Statement of Financial Condition
- (c) Statement of Operations
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholders' Equity
- (f) Statement of Changes in Subordinated Debt
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation
- (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (n) Exemptive Provision under Rule 15c3-3.
- ✓ (o) Report of Independent Public Accountants on financial statement
- (p) Report of Independent Auditors on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Compass Brokerage, Inc.:

We have audited the accompanying statements of financial condition of **COMPASS BROKERAGE, INC.** (an Alabama corporation and a wholly owned subsidiary of Compass Bank) (the "Company") as of December 31, 2001 and 2000. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Compass Brokerage, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Birmingham, Alabama
February 19, 2002

COMPASS BROKERAGE, INC.

(A Wholly Owned Subsidiary of Compass Bank)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CASH	$ 835,860	$ 104,995
COMMISSION INCOME RECEIVABLE, less allowance for doubtful accounts of $18,786 in 2001	404,858	373,141
SECURITIES OWNED, at fair value	1,957,735	2,251,472
FURNITURE, EQUIPMENT AND CAPITAL IMPROVEMENTS, less accumulated depreciation of $302,264 and $253,666 in 2001 and 2000, respectively	284,119	252,199
OTHER ASSETS	227,084	303,443
Total assets	$3,709,656	$3,285,250

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 474,062	$ 67,050
SECURITIES SOLD BUT NOT YET PURCHASED	10,077	10,184
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY:		
Common stock $.01 par value; 400,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	274,990	274,990
Retained earnings	2,950,517	2,933,016
Total stockholder's equity	3,225,517	3,208,016
Total liabilities and stockholder's equity	$3,709,656	$3,285,250

The accompanying notes are an integral part of these statements.

COMPASS BROKERAGE, INC.

(A Wholly Owned Subsidiary of Compass Bank)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Compass Brokerage, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Bank"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Parent Company"). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a "fully disclosed basis") for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of the Bank.

The Company has a clearing agreement with a broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Securities Owned

Securities owned are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment, and Capital Improvements

Furniture, equipment, and capital improvements are recorded at cost.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent Company. Income taxes are allocated by the Parent Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the effective tax rate of the Parent.

Reclassifications

Certain amounts in the 2000 statement of financial condition have been reclassified to conform with the 2001 presentation. These reclassifications have no effect on previously reported total liabilities.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair value of derivatives will depend on their designation. In June 1999, the FASB issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133.* SFAS No. 137 amended the effective date SFAS No. 133 and made it effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133.* SFAS No. 138 addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. On January 1, 2001, the Company adopted SFAS No. 133 as required with no impact on the Company's financial position. The Company did not hold any derivatives during 2001.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Pooling-of-interests business combinations initiated prior to June 30, 2001 are grandfathered. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of SFAS No. 142. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company adopted the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. As the Company does not have goodwill or other intangible assets, there was no impact on the Company's financial position as a result of the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Companies shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Management does not anticipate that the adoption of SFAS No. 143, which is required for its fiscal year beginning January 1, 2003, will have a material impact on the Company's financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The adoption of SFAS No. 144, which was required for the Company's fiscal year beginning January 1, 2002, did not have a material impact on the Company's financial position.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 0	$10,077
Mutual funds	9,261	0
Money market funds	1,948,474	0
	$1,957,735	$10,077

3. RELATED PARTY TRANSACTIONS

All of the Company's cash was deposited with the Bank. Additionally, the securities owned balance includes $1,948,474 in money market funds managed by the Bank.

The Bank provides certain administrative services to the Company, such as accounting, auditing, and human resource services.

4. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000, which are included in other assets in 2001 and other assets and accounts payable and accrued expenses in 2000, are presented below.

	2001	2000
Deferred tax assets:		
Pension	**$43,691**	$ 4,879
Medical benefits	**25,036**	1,352
Depreciation	**1,613**	0
Other	**0**	382
Total assets	**70,340**	6,613
Deferred tax liabilities:		
Depreciation	**0**	6,058
ESOP accrual	**0**	2,579
Other	**0**	531
Total liabilities	**0**	9,168
Net deferred tax asset (liability)	**$70,340**	$(2,555)

5. EMPLOYEE BENEFIT PLANS

The employees of the Company participate in the Bank's noncontributory pension plan covering all employees meeting certain age and service requirements. In addition, the employees of the Company participate in the Parent Company's employee stock ownership plan covering substantially all employees. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Bank and are pro rata allocated to the Company based on compensation of full-time employees.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,227,014 which was $1,977,014 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 21.29%.

7. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

8. FINANCIAL INSTRUMENTS

Fair Value

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statements of financial condition are at quoted market prices or are of such short-term nature that their carrying values approximate their estimated fair values at December 31, 2001 and 2000. There were no derivatives or other off-balance sheet financial instruments at December 31, 2001 or 2000.

Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.